Exhibit 3.1

JAGUAR HEALTH, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES E PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

The undersigned, Lisa A. Conte and Carol R. Lizak, do hereby certify that:

1. They are the Chief Executive Officer/President and Chief Financial Officer, respectively, of Jaguar Health, Inc., a Delaware corporation (the “Corporation”).

2. The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 4,475,074 shares, $0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of ten (10) shares of the preferred stock which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights, powers, property, or other lawful consideration and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF Series E PREFERRED STOCK

Section 1.                Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Amendment” means the amendment to the Certificate of Incorporation to, after the date hereof, increase the number of authorized shares of Common Stock from 150,000,000 to 298,000,000.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of California are authorized or required by law or other governmental action to close.

“Certificate of Designation” means this Certificate of Designation of Preferences, Rights and Limitations of Series E Preferred Stock of the Corporation.

“Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s voting common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Corporate Liquidation Event” shall have the meaning set forth in Section 5(d).

“Delaware Courts” shall have the meaning set forth in Section 10(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“General Corporation Law” means the General Corporation Law of the State of Delaware, as amended from time to time.

“Holder” shall have the meaning given such term in Section 2.

“Junior Stock” means the Common Stock, non-voting common stock and any other class or series of stock of the Corporation now existing or hereafter authorized over which Series E Preferred Stock has preference or priority in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“New Preferred Stock” shall have the meaning set forth in Section 8.

“Liquidation Event” shall have the meaning set forth in Section 5(a).

“Parity Stock” means any class or series of stock of the Corporation hereafter authorized that ranks equally with the Series E Preferred Stock in the distribution of assets on any Liquidation Event of the Corporation.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proposal” means the proposal submitted by the Board of Directors to the stockholders of the Corporation to adopt and approve the Amendment.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Stock” means any class or series of stock of the Corporation now existing or hereafter authorized which has preference or priority over the Series E Preferred Stock in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Series E Liquidation Amount” shall have the meaning set forth in Section 5(a), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Preferred Stock.

“Series E Original Issue Price” shall mean $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series E Preferred Stock.

“Series E Preferred Stock” shall have the meaning set forth in Section 2.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

Section 2.                Designation, Amount and Par Value. This series of preferred stock shall be designated as Series E Preferred Stock (the “Series E Preferred Stock”) and the number of shares so designated shall be Ten (10) (each holder of the Series E Preferred Stock a “Holder” and collectively, the “Holders”). Each share of Series E Preferred Stock shall have a par value of $0.0001 per share.

Section 3.                Dividends. Holders will not be entitled to receive any dividends on shares of Series E Preferred Stock.

Section 4.                Voting Rights.

a)            In addition to the quorum requirements set forth in Section 2.8 of the Amended and Restated Bylaws of the Corporation, as amended and/or restated, the holders of one third (1/3) of the total number of shares of capital stock issued and outstanding and entitled to vote (including one third (1/3) of the total number of shares of Common Stock), present in person (including by remote communication, if applicable) or represented by proxy, shall be required to constitute a quorum at all meetings of the stockholders of the Corporation at which shares of Series E Preferred Stock are entitled to vote.

b)           Except as otherwise provided herein or as otherwise required by law, the Series E Preferred Stock shall have no voting rights, except that the Series E Preferred Stock shall have the right to vote, with the holders of the Common Stock as a single class, on the Proposal, with each share of Series E Preferred Stock entitled to Seven Hundred Fifty Million (750,000,000) votes per share, on the Proposal, which votes on the Proposal, when properly cast by the Holder thereof, shall be voted, without further action of such Holder, in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Proposal (and, for purposes of clarity, such voting rights shall not apply on any other any proposal presented to the stockholders of the Corporation). In addition, as long as any shares of Series E Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series E Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series E Preferred Stock or alter or amend this Certificate of Designation.

Section 5.                Liquidation Rights.

a)            Liquidation Event. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or Corporate Liquidation Event (each, a “Liquidation Event”), the Holders of shares of Series E Preferred Stock then outstanding shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of the holders of any class or series of securities ranking senior to or on parity with Series E Preferred Stock upon any such Liquidation Event and the rights of the Corporation’s depositors and other creditors, to receive in full a liquidating distribution in an amount per share equal to the Series E Original Issue Price (the amount payable pursuant to this sentence is hereinafter referred to as the “Series E Liquidation Amount”). Holders shall not be entitled to any further payments in the event of any such Liquidation Event other than what is expressly provided for in this Section 5. The Corporation shall mail written notice of any such Liquidation Event, not less than ten (10) days prior to the payment date stated therein, to each Holder.

b)           Partial Payment. If the assets of the Corporation are not sufficient to pay in full the Series E Liquidation Amount for the outstanding shares of Series E Preferred Stock, the amounts paid to the Holders and to the holders of all Parity Stock shall be pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled.

c)           Residual Distributions. If the respective aggregate liquidating distributions to which all Holders and all holders of any Parity Stock are entitled have been paid, then the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

d)           Corporate Liquidation Events.

(i)            Definition. Each of the following events shall be considered a “Corporate Liquidation Event” unless the Holders of at least a majority of the outstanding shares of Series E Preferred Stock elect otherwise by written notice sent to the Corporation at least three (3) Business Days prior to the effective date of any such event:

(A)         a merger or consolidation in which

(1)	the Corporation is a constituent party or

(2)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

in both circumstances only where the Board of Directors has approved such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

(B)          the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation (in each case authorized by the Board of Directors) of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of Napo Pharmaceuticals, Inc. (or any successor in interest) or one or more other subsidiaries of the Corporation, in each case authorized by the Corporation’s Board of Directors, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii)           Effecting a Corporate Liquidation Event.

(A)        The Corporation shall not have the power to effect a Corporate Liquidation Event referred to in Section 5(d)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Section 5(a) and Section 5(c).

(B)          In the event of a Corporate Liquidation Event referred to in Section 5(d)(i)(A)(2) or Section 5(d)(i)(B), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Corporate Liquidation Event, then (A) the Corporation shall send a written notice to each Holder of Series E Preferred Stock no later than the ninetieth (90th) day after the Corporate Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) to require the redemption of such shares of Series E Preferred Stock, and (B) if the Holders of at least a majority of the then outstanding shares of Series E Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Corporate Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Corporate Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Corporate Liquidation Event, to redeem all outstanding shares of Series E Preferred Stock at a price equal to the Series E Liquidation Amount in priority and in preference to any shares of Junior Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series E Preferred Stock, the Corporation shall ratably redeem each Holder’s shares of Series E Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders, and no shares of Junior Stock shall be redeemed until all of the outstanding shares of Series E Preferred Stock are redeemed in full. The provisions of Section 7 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series E Preferred Stock pursuant to this Section 5(d)(ii)(B). Prior to the distribution or redemption provided for in this Section 5(d)(ii)(B), the Corporation shall not expend or dissipate the consideration received for such Corporate Liquidation Event, except to discharge expenses incurred in connection with such Corporate Liquidation Event or in the ordinary course of business.

(iii)         Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any Liquidation Event, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

(iv)          Allocation of Escrow and Contingent Consideration. In the event of a Corporate Liquidation Event pursuant to Section 5(d)(i)(A)(1), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (A) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated to the Holders of the Series E Preferred Stock in accordance with Section 5(a) as if the Initial Consideration were the only consideration payable in connection with such Corporate Liquidation Event; and (B) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated to the Holders of the Series E Preferred Stock in accordance with Section 5(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 5(d)(iv), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Corporate Liquidation Event shall be deemed to be Additional Consideration.

Section 6.           Conversion Rights. Series E Preferred Stock shall not be convertible into Senior Stock, Junior Stock or any other security, and does not otherwise have any conversion rights.

Section 7.              Mandatory Redemption.

a)         Mandatory Redemption Mechanics. No later than the third (3rd) Business Day following the approval or rejection of the Proposal by the stockholders of the Corporation, the Corporation shall redeem out of funds legally available therefor any shares of Series E Preferred Stock outstanding at such time, upon notice given as provided in Section 7(b) below, at a redemption price equal to the Series E Liquidation Amount.

b)          Notice of Redemption. The Corporation shall send written notice of its redemption of shares of Series E Preferred Stock (the “Redemption Notice”) to each Holder of record of Series E Preferred Stock not less than two (2) days prior to the Redemption Date (as defined below). The Redemption Notice shall state:

(i)            the date on which the Corporation shall redeem such shares (the “Redemption Date”);

(ii)          the number of shares of Series E Preferred Stock held by the Holder that the Corporation intends to redeem on the Redemption Date; and

(iii)          the redemption price.

c)           Status of Redeemed Series E Preferred Stock.  Any shares of Series E Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries in accordance with the terms of this Certificate of Designation shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred as shares of Series E Preferred Stock, and shall resume the status of authorized but unissued shares of preferred stock and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series E Preferred Stock accordingly.

Section 8.           Consolidations and Mergers. Notwithstanding anything else contained herein, if the Corporation enters into any transaction of merger or consolidation, and (a) the Corporation is not the surviving entity following such event and (b) one or more shares of Series E Preferred Stock have not been redeemed or repurchased as of, or immediately following, such event, then (i) each remaining share of Series E Preferred Stock shall be canceled and extinguished and automatically converted into the right to receive one fully paid and nonassessable share of a newly-designated series of preferred stock (the “New Preferred Stock”) of the surviving entity having in respect of such successor the same powers, designations, preferences, rights and the qualifications, limitations or restrictions (to the fullest extent practicable) thereon, that the share of Series E Preferred Stock had immediately prior to such transaction and (ii) the Corporation shall deliver to the Holders a certificate executed by a senior officer of the Corporation stating that such transaction complies herewith.

Section 9.              Restrictions on Transfer. The Series E Preferred Stock may not be Transferred (as defined below) at any time without the prior written consent of the Board of Directors. For the purpose of this Section 9, “Transfer” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the shares of Series E Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

Section 10.            Miscellaneous.

a)            Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Chief Executive Officer, facsimile number (415) 371-8311, with a copy sent to attention of the Corporation’s Chief Financial Officer, facsimile number (415) 371-8311, or such other facsimile number or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 10. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each record Holder at the facsimile number, or address of such Holder appearing on the books of the Corporation. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section 10 prior to 5:30 p.m. (New York City time) on any Trading Day, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)           Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Certificate of Designation or any amendments thereto. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the State of Delaware, (the “Delaware Courts”).

c)            Uncertificated Shares. The shares of Series E Preferred Stock shall be uncertificated.

d)           Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

e)            Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

f)            Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made or other obligation performed on the next succeeding Business Day.

g)           Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

h)           Amendment. In addition to any other vote or consent required by the Certificate of Incorporation (including this Certificate of Designation) or required by law, any of the provisions, terms, rights, powers, preferences and other terms of the Series E Preferred Stock set forth herein may be amended or waived on behalf of all Holders of Series E Preferred Stock by the affirmative written consent or vote of the Holders of at least a majority of the shares of Series E Preferred Stock then outstanding.

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RESOLVED, FURTHER, that the chief executive officer, the president, the chief financial officer or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 18th day of August, 2022.

/s/ Lisa A. Conte	/s/ Carol R. Lizak
Name: Lisa A. Conte	Name: Carol R. Lizak
Title: Chief Executive Officer and President	Title: Chief Financial Officer